# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: RadCom Ltd, CIK 0001016838
CUSIP: M81865111
Title of class of securities: Ordinary Shares, NIS 0.20 par value per share
Address of issuer's principal executive offices: 24 Raoul Wallenberg Street, Tel-Aviv, Israel (L3), 69719
Date of event which requires filing of this statement: 02/17/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001992355
Persons authorized to receive notices and communications: Value Base Ltd., c/o Tsahy Alon, General Counsel, 23 Yehuda Halevi St., Tel-Aviv, Israel (L3), 6513601, 972-3-622-3381; Herzog Fox & Neeman, Attn: Ron Ben-Menachem, Adv., 6 Yitzhak Sadeh St., Tel-Aviv, Israel (L3), 6777506, 972-3-692-2020

## Reporting persons
- Value Base Ltd. (CIK 0001992355): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 865,009; sole dispositive power 0; shared dispositive power 865,009; aggregate amount beneficially owned 865,009 (5.27% of the class)
  Comment: Percentage reported in Item 13 above is based on 16,405,788 ordinary shares outstanding as of October 20, 2025 (as reported in the Issuer's Proxy Statement filed on Form 6-K with the Securities and Exchange Commission (the "SEC") on October 29, 2025).
- Value Base Hedge Fund Ltd., acting as the general partner of Harmony Base, Limited Partnership (CIK 0001864435): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 865,009; sole dispositive power 0; shared dispositive power 865,009; aggregate amount beneficially owned 865,009 (5.27% of the class)
  Comment: Percentage reported in Item 13 above is based on 16,405,788 ordinary shares outstanding as of October 20, 2025 (as reported in the Issuer's Proxy Statement filed on Form 6-K with the SEC on October 29, 2025).
- Ido Nouberger: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 865,009; sole dispositive power 0; shared dispositive power 865,009; aggregate amount beneficially owned 865,009 (5.27% of the class)
  Comment: Percentage reported in Item 13 above is based on 16,405,788 ordinary shares outstanding as of October 20, 2025 (as reported in the Issuer's Proxy Statement filed on Form 6-K with the SEC on October 29, 2025).
- Victor Shamrich: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 865,009; sole dispositive power 0; shared dispositive power 865,009; aggregate amount beneficially owned 865,009 (5.27% of the class)
  Comment: Percentage reported in Item 13 above is based on 16,405,788 ordinary shares outstanding as of October 20, 2025 (as reported in the Issuer's Proxy Statement filed on Form 6-K with the SEC on October 29, 2025).

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, NIS 0.20 par value per share
Name of issuer: RadCom Ltd
Address of issuer's principal executive offices: 24 Raoul Wallenberg Street, Tel-Aviv, Israel (L3), 69719
Comment: This Statement on Schedule 13D relates to the Ordinary Shares, NIS 0.20 par value per share (the "Ordinary Shares"), of Radcom Ltd., a company incorporated in Israel ("Radcom", the "Company" or the "Issuer"). The address of the principal executive offices of Radcom is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by Ido Nouberger, Victor Shamrich, Value Base Ltd. ("Value Base") and Value Base Hedge Fund Ltd. (the "General Partner") acting as the general partner of Harmony Base, Limited Partnership ("Harmony Base") (each a "Reporting Person" and, collectively, the "Reporting Persons").

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as an exhibit hereto.

Value Base is jointly controlled by Messrs Nouberger and Shamrich.

Mr. Nouberger is a citizen of Israel whose principal business is Chief Executive Officer and director at Value Base and various of its subsidiaries, which are located at 23 Yehuda Halevi St., 27th floor, Discount Bank Tower, Tel Aviv 6513601, Israel (which is also Mr. Nouberger's business address).

Mr. Shamrich is a citizen of Israel whose principal business is Chairman and director at Value Base and various of its subsidiaries, which are located at 23 Yehuda Halevi St., 27th floor, Discount Bank Tower, Tel Aviv 6513601, Israel (which is also Mr. Shamrich's business address).

Mr. Lior Kaver is a citizen of Israel whose principal business is Chief Financial Officer of Value Base. Mr. Tsahy Alon is a citizen of Israel whose principal business is General Counsel of Value Base. The business address of each of Mr. Kaver and Mr. Alon is the same as that of Value Base, as provided above.

The principal business of Value Base is to provide investment banking services in Israel, including a wide range of financial and strategic financial consulting services. Value Base wholly owns the General Partner, which acts as the general partner of Harmony Base, a private investment fund. The principal business of the General Partner is to act as the general partner of Harmony Base. Both Value Base and the General Partner are organized under the laws of the State of Israel and have a business address of 23 Yehuda Halevi St., 27th floor, Discount Bank Tower, Tel Aviv 6513601 Israel.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the other individuals mentioned in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Residence or business address: The information set forth in Item 2(a) is incorporated herein by reference.
Present principal occupation or employment: The information set forth in Item 2(a) is incorporated herein by reference.
Criminal convictions in the last five years: The information set forth in Item 2(a) is incorporated herein by reference.
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2(a) is incorporated herein by reference.
Citizenship: The information set forth in Item 2(a) is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons have invested an aggregate of approximately $9.26 million of its equity to acquire 865,009 Ordinary Shares of the Issuer, as follows: Value Base has invested approximately $4.44 million to acquire 400,563 Ordinary Shares of the Issuer, and Harmony Base has invested approximately $4.82 million to acquire 464,446 Ordinary Shares of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis.

The Reporting Persons seek to enhance Issuer value and may take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time, including without limitation, engaging in communications with management and the board, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment in the Issuer, or with regard to any material changes to the Issuer's business, corporate governance, corporate structure, or potential transactions.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date on the cover page of this Schedule 13D, the General Partner may be deemed to be the beneficial owner of the 464,446 Ordinary Shares held directly by Harmony Base, which represent approximately 2.83% of the number of Ordinary Shares outstanding.

As of the date on the cover page of this Schedule 13D, Value Base owns directly and may be deemed the beneficial owner of 400,563 Ordinary Shares, which represents approximately 2.44% of the number of Ordinary Shares outstanding. As the sole owner of the General Partner, Value Base may be deemed the indirect beneficial owner of 464,446 Ordinary Shares beneficially owned by the General Partner, which together with the Ordinary Shares it owns directly represents 865,009 Ordinary Shares or approximately 5.27% of the number of Ordinary Shares outstanding.

As of the date on the cover page of this Schedule 13D, each of Mr. Shamrich and Mr. Nouberger, who jointly control Value Base, may be deemed the indirect beneficial owner of 865,009 Ordinary Shares beneficially owned by Value Base, which represents approximately 5.27% of the number of Ordinary Shares outstanding.

Because the Reporting Persons named in this Schedule 13D may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), each of Mr. Shamrich, Mr. Nouberger, Value Base and Harmony Base may share the power to vote, or direct the voting of, and share the power to dispose of, or direct the disposition of, the 865,009 Ordinary Shares held in the aggregate by the Reporting Persons, which represent approximately 5.27% of the number of Ordinary Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Schedule 13(d) of the Exchange Act or for any other purpose, and each Reporting Person disclaims the existence of any such group.

Percentages set forth in this Schedule 13D were calculated based on 16,405,788 Ordinary Shares outstanding as of October 20, 2025 (as reported in the Issuer's Proxy Statement filed on Form 6-K with the SEC on October 29, 2025).
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: No transactions in the Ordinary Shares were effected by the Reporting Persons during the period beginning 60 days prior to the filing of this statement.
Other persons with the right to receive dividends or sale proceeds: No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Ordinary Shares referred to in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following Exhibits are filed herewith:

Exhibit 1: Joint Filing Agreement by and among the Reporting Persons

Exhibit 2: Attorney's Certification certifying the signature authority of the persons signing on behalf of Value Base Hedge Fund Ltd.

## Signatures
- Value Base Ltd.: /s/ Ido Nouberger, Ido Nouberger/CEO (02/17/2026)
- Value Base Ltd.: /s/ Victor Shamrich, Victor Shamrich/Chairman (02/17/2026)
- Value Base Hedge Fund Ltd., acting as the general partner of Harmony Base, Limited Partnership: /s/ Ido Nouberger*, Ido Nouberger/Director (02/17/2026)
- Value Base Hedge Fund Ltd., acting as the general partner of Harmony Base, Limited Partnership: /s/ Victor Shamrich*, Victor Shamrich/Director (02/17/2026)
- Ido Nouberger: /s/ Ido Nouberger, Ido Nouberger (02/17/2026)
- Victor Shamrich: /s/ Victor Shamrich, Victor Shamrich (02/17/2026)
Comment: * Evidence of signature authority on behalf of Value Base Hedge Fund Ltd. is attached as Exhibit 2 to the Schedule 13D.